United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AT DECEMBER 31, 2009 AND 2008,

AND FOR THE YEAR ENDED DECEMBER 31, 2009

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Hourly Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with U.S. general accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sutton Frost Cary LLP

A Limited Liability Partnership

Certified Public Accountants

June 28, 2010

Arlington, Texas

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$14,370,407	$10,857,537

Investments, at fair value	14,370,407	10,857,537

Adjustment from fair value to contract value for fully benefit – responsive investment contracts held by a common/collective trust (Note 2)	16,538	44,894

Total Investments	14,386,945	10,902,431

Employers’ contribution receivable	382,050	648,850

Net Assets Available for Benefits	$14,768,995	$11,551,281

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions:
Participating Employers’ contributions	$490,509
Participant contributions	994,836
Interest in the Eagle Materials Inc. Plans Master Trust investment income	2,858,174

Total additions	4,343,519

Deductions:
Benefits paid to participants	(1,128,053)
Administrative expenses	(38,458)

Total deductions	(1,166,511)

Transfers from the Profit Sharing and Retirement Plan of Eagle Materials Inc.	40,706

Net increase in net assets available for benefits	3,217,714

Net assets available for benefits:
Beginning of year	11,551,281

End of year	$14,768,995

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009

NOTE 1. DESCRIPTION OF THE PLAN

The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was amended and restated effective January 1, 2009 to comply with certain federal regulations.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $49,000, whichever is less) for participant contributions and Participating Employer’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2009 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $25,000 at December 31, 2009.

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.

Vesting

Matching Contributions - Participants’ Employer nondiscretionary matching contributions made prior to January 1, 2002 do not vest until the completion of five years of vesting service, as defined. For Employers’ nondiscretionary matching contributions made after December 31, 2001, the participant need only complete three years of vesting service, as defined.

Profit Sharing Contributions - For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contributions and participants with 5 or more years of vesting service will be 100% vested. For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Participant Loans

Loans by participants are not permitted.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59  1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 -

Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments as of December 31, 2009 carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock:
Building Materials	$549,983	$—	$—	$549,983

Total common stock	549,983	—	—	549,983

Mutual funds:
Index funds	1,239,299	—	—	1,239,299
Lifestyle funds	8,342,764	—	—	8,342,764
Fixed income funds	870,696	—	—	870,696
Growth funds	2,018,330	—	—	2,018,330
International growth funds	511,813	—	—	511,813

Total mutual funds	12,982,902	—	—	12,982,902

Common/Collective trust	—	854,060	—	854,060

	$13,532,885	$854,060	$—	$14,386,945

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

	At December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock:
Building Materials	$363,152	$—	$—	$363,152

Total common stock	363,152	—	—	363,152

Mutual funds:
Index funds	919,567	—	—	919,567
Lifestyle funds	6,300,979	—	—	6,300,979
Fixed income funds	805,864	—	—	805,864
Growth funds	1,281,141	—	—	1,281,141
International growth funds	354,564	—	—	354,564

Total mutual funds	9,662,115	—	—	9,662,115

Common/Collective trust	—	877,164	—	877,164

	$10,025,267	$877,164	$—	$10,902,431

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2009, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

Effective with the quarter ended December 31, 2009, we adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 105, “Generally Accepted Accounting Principles” (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. The FASB will make all future changes to guidance in the Codification by issuing Accounting Standards Updates. The Codification also provides that rules and interpretive releases of the U. S. Securities and Exchange Commission (SEC) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure so that users can more easily access authoritative accounting guidance. Therefore, we have updated all references to authoritative standards to be consistent with those set forth in the Codification. The adoption of ASC 105 had no impact on the Plan’s financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (ASC 855-10). This statement should not result in significant changes in the subsequent events that an entity reports. Rather, this statement introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. This statement was effective for all for interim or annual periods ended after June 15, 2009, and we adopted this statement on December 31, 2009. The adoption of ASC 855-10 did not impact on the Plan’s financial statements.

In July 2006, the FASB issued Interpretation (“FIN”) 48, Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109 (“ASC 740”). This interpretation is effective for years beginning after December 15, 2008 and clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The adoption of this interpretation did not have an impact on the Plan’s financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2009 and 2008, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2009		2008
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Plan Ahead Class Fun	$1,214,626	37.50%	$861,892	34.60%
Baron Small Cap Fund	404,191	15.90%	247,068	13.00%
JPMorgan Diversified Mid Cap Growth Class A Fund	1,837,273	29.70%	1,215,763	29.90%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	853,020	24.00%	498,709	21.70%
LMP Aggressive Growth Class A	242,531	55.20%	111,593	70.20%
Fidelity Low-Priced Stock Fund	3,459,476	17.70%	2,026,567	19.80%
Fidelity Diversified International Fund	3,101,570	16.50%	2,345,196	15.10%
Fidelity Freedom Income Fund	228,665	43.50%	190,721	30.10%
Fidelity Freedom 2000 Fund	5,534,561	56.80%	5,276,677	52.50%
Fidelity Freedom 2010 Fund	6,024,652	19.50%	4,440,106	20.50%
Fidelity Freedom 2020 Fund	7,777,502	21.10%	5,477,501	22.20%
Fidelity Freedom 2030 Fund	2,957,203	39.90%	1,909,791	38.20%
Fidelity Freedom 2040 Fund	2,033,172	54.50%	1,104,363	55.60%
Spartan Extended Market Index Fund	1,278,541	17.10%	838,970	21.30%
Spartan U.S. Equity Index Fund	4,542,132	22.50%	3,832,912	19.30%
Fidelity U.S. Bond Index Fund	3,648,003	23.80%	3,113,484	25.90%
Spartan Treasury Index	637,175	—	—	—
Spartan Intermediate Treasury Index	30,542	6.10%	—	—

	45,804,835		33,491,313
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	3,339,344		2,293,242
Interest-Bearing Cash Equivalent	—		60,831

	3,339,344	16.50%	2,354,073	15.30%
Centex Common Stock Fund
Centex Common Stock	—		60,914
Interest-Bearing Cash Equivalent	—		600

	—	—	61,514	4.40%
Common/Collective Trust
Fidelity Managed Income Portfolio Fund	5,227,731	16.00%	5,487,659	15.20%

	$54,371,910		$41,333,045

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2009, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income/(Loss)	Shares in Net Investment Income/(Loss)
American Beacon Funds Large Cap Value Plan Ahead Class Fun	$254,384	$18,343	$272,727	37.5%
Baron Small Cap Fund	97,131	19	97,150	17.0%
JPMorgan Diversified Mid Cap Growth Class A Fund	601,176	—	601,176	28.9%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	204,767	2,500	207,267	23.7%
LMP Aggressive Growth Class A	58,023	—	58,023	56.8%
Fidelity Low-Priced Stock Fund	892,773	22,221	914,994	18.4%
Fidelity Diversified International Fund	692,079	37,651	729,730	16.9%
Fidelity Freedom Income Fund	22,432	6,917	29,349	33.4%
Fidelity Freedom 2000 Fund	679,124	176,702	855,826	53.0%
Fidelity Freedom 2010 Fund	993,044	190,097	1,183,141	19.9%
Fidelity Freedom 2020 Fund	1,669,146	240,327	1,909,473	20.8%
Fidelity Freedom 2030 Fund	746,236	82,377	828,613	35.4%
Fidelity Freedom 2040 Fund	513,793	53,810	567,603	52.3%
Spartan Extended Market Index Fund	314,493	15,722	330,215	18.6%
Spartan U.S. Equity Index Fund	979,197	96,966	1,076,163	20.1%
Fidelity U.S. Bond Index Fund	88,933	129,429	218,362	24.4%
Spartan Treasury Index	(10,780)	7,901	(2,879)	0.0%
Spartan Intermediate Treasury Index	(1,233)	760	(473)	4.0%
Eagle Materials Common Stock	1,060,861	—	1,060,861	15.5%
Centex Common Stock	(16,011)	—	(16,011)	4.5%

Fidelity Managed Income Portfolio Fund	—	82,887	82,887	16.2%

	$9,839,568	$1,164,629	$11,004,197	26.0%

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Plan had no significant uncertain tax positions for the year ended December 31, 2009. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$14,768,995	$11,551,281
Employers’ contribution receivable	(382,050)	(648,850)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(16,538)	(44,894)

Net assets available for benefits per Form 5500	$14,370,407	$10,857,537

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2009

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009:

December 31, 2009
Net increase in net assets available for benefits per the financial statements	$3,217,714
Decrease from 2009 Employers’ contribution receivable	(382,050)
Increase from 2008 Employers’ contribution receivable	648,850
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	28,356

Net increase in assets available for benefits per Form 5500	$3,512,870

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE 7. SUBSEQUENT EVENTS

Plan management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2009 through June 28, 2010, which was the date the financial statements were available to be issued, and concluded that no additional disclosures are required.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity Investments	Plan interest in Master Trust	$—	$14,370,407

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 28, 2010	By:	/S/ DAVID B. POWERS
David B. Powers,
Chairman, Administrative Committee

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed herewith